Making Fun, Inc. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended June 30, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Making Fun, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of June 30, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 12, 2023

Vincenzo Mongio

Statement of Financial Position

	As of June 30,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	403,171	132,703
Available for Sale Investments	587,539	957,908
Accounts Receivable	134,697	274,920
Prepaid Expenses	1,000	6,240
Total Current Assets	1,126,407	1,371,771
Non-current Assets		
Net Deferred Tax Asset	517,764	496,451
Computer & Office Equipment, Furniture & Fixtures, and Vehicle, net of Accumulated Depreciation	116,318	103,798
Total Non-Current Assets	634,082	600,249
TOTAL ASSETS	1,760,491	1,972,019
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	241,101	440,073
Notes Payable	32,329	116,474
Other Liabilities	25	451
Total Current Liabilities	273,455	556,998
Long-term Liabilities		
Notes Payable	-	32,329
Total Long-Term Liabilities	-	32,329
TOTAL LIABILITIES	273,455	589,327
EQUITY		
Class A Common Stock	2,291	2,291
Class B Common Stock	258	258
Additional Paid in Capital	68,255	73,342
Accumulated Other Comprehensive Income/(Loss)	(46,407)	32,923
Retained Earnings	1,462,638	1,273,878
Total Equity	1,487,036	1,382,692
TOTAL LIABILITIES AND EQUITY	1,760,491	1,972,019

Statement of Operations

	Fiscal Year Ended June 30,	
	2022	2021
Revenue	2,622,054	2,850,098
Cost of Revenue	318,952	347,615
Gross Profit	2,303,102	2,502,482
Operating Expenses		
Advertising and Marketing	35,674	40,629
General and Administrative	1,418,533	1,750,331
Research and Development	720,022	587,408
Rent and Lease - Related Party	48,000	48,000
Depreciation	17,653	17,653
Total Operating Expenses	2,239,882	2,444,020
Operating Income (loss)	63,220	58,462
Other Income		
PPP Loan Forgiveness	95,435	108,028
Interest Income	8,573	3,303
Other	942	-
Total Other Income	104,950	111,330
Other Expense		
Interest Expense	722	1,027
Total Other Expense	722	1,027
Earnings Before Income Taxes	167,448	168,766
Provision for Income Tax Expense/(Benefit)	(21,313)	(11,473)
Net Income (loss)	188,761	180,238
Unrealized Gain/(Loss) from Investments	(79,329)	28,966
Comprehensive Income/(Loss)	109,432	209,204

Statement of Cash Flows

	Year Ended June 30, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	188,761	180,238
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	17,653	17,653
Accounts Payable and Accrued Expenses	(205,375)	244,167
Accounts Receivable	140,221	(4,707)
Prepaids	5,240	(3,680)
Stock Based Compensation Expense	(5,087)	4,538
PPP Loan Forgiveness	(95,435)	(108,028)
Unrealized Gain/Loss from Investments	(79,329)	28,966
Other	5,977	11,123
Change in Deferred Tax Asset	(21,313)	(11,473)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(237,449)	178,559
Net Cash provided by (used in) Operating Activities	(48,688)	358,798
INVESTING ACTIVITIES		
Purchase of Computer Equipment	(30,173)	(3,244)
Available for Sale Investments	370,369	(407,267)
Net Cash provided by (used by) Investing Activities	340,196	(410,512)
FINANCING ACTIVITIES		
Proceeds from Paid-in Capital	-	-
Proceeds/(Repayments) from/(of) Notes Payable	(21,039)	74,700
Net Cash provided by (used in) Financing Activities	(21,039)	74,700
Cash at the beginning of period	132,703	109,717
Net Cash increase (decrease) for period	270,468	22,986
Cash at end of period	403,171	132,703

Statement of Changes in Shareholder Equity

	Common Stock		Class B Common Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Other Comprehensive Income/Loss	Retained Earnings	Total Shareholder Equity
Beginning Balance at 7/1/2020	4,322,099	2,291	487,630	258	68,805	3,957	1,093,639	1,168,950
Stock Based Compensation Expense	-	-	-	-	4,538	-	-	4,538
Unrealized Gain from Investments	-	-	-	-	-	28,966	-	28,966
Net Income (Loss)	-	-	-	-	-	-	180,238	180,238
Ending Balance 6/30/2021	4,322,099	2,291	487,630	258	73,342	32,923	1,273,878	1,382,692
Stock Based Compensation Expense	-	-	-	-	(5,087)	-	-	(5,087)
Unrealized Loss from Investments	-	-	-	-	-	(79,329)	-	(79,329)
Net Income (Loss)	-	-	-	-	-	-	188,761	188,761
Ending Balance 6/30/2022	4,322,099	2,291	487,630	258	68,255	(46,407)	1,462,638	1,487,036

Making Fun, Inc.
Notes to the Unaudited Financial Statements
June 30th, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Making Fun, Inc. ("the Company") was formed in Delaware on December 28th, 2009. The Company earns revenue from players of games it develops and publishes both directly and via partners like Apple, Google, Valve (Steam), and Microsoft (Windows Store). The Company's headquarters are in Oakland, CA. The Company's customers are global.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on June 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Available For Sale Investments

The Company had available for sale investments totaling $587,539 and $957,908 as of June 31st, 2022 and 2021, respectively. The balances consisted of a mixture of stock ETFS, bonds, and federal money market funds. The Company measures the fair value of its available for sale investments using the level 1 tier in the fair value hierarchy. The Company had an unrealized loss of $79,329 in 2022 and unrealized gain of $28,966 in 2021 associated with these investments.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily generates revenue from players of games it develops and publishes both directly and via partners like Apple, Google, Valve (Steam), and Microsoft (Windows Store). The Company's primary performance obligation is the live operations of game products and ensuring an acceptable level of software uptime for users. Revenue is recognized during the month of purchase. Returns are small and not a material consideration.

The Company also generated revenue of $100,000 in 2022 for development of features in a game pursuant to an agreement with a crypto technology platform provider. The primary performance obligation is to ensure to continue developing on the crypto technology platform as agreed upon in the contract and fulfill any other agreed upon terms stated within the contract entered into and revenue is recognized as each milestone is reached. There are 4 total expected milestones to be reached to fulfill the contract and an additional milestone was reached after June 30th, 2022, for which the Company received an additional $100,000.

Cost of Revenue

Cost of Revenue consists of royalty expenses. The Company entered into royalty agreements with their game developers. One royalty agreement entered into on October 14th, 2022, requires that the royalty rate shall be 25% on any calendar monthly product net revenues greater than $250,000 and less than $500,000, and the Royalty rate shall be 30% on calendar monthly product net revenues greater than $500,000. The other two royalty agreements were entered into with a game developer, for which one agreements requires the Company to pay 37.5% of the games profits to the developer and that if in a given month cumulative net revenue is still negative, half of that month's gross revenue shall be counted as net revenue (applied to expense recovery) and half shall be considered as profit, of which 37.5% will be paid to the developer and 62.5% retained by the Company. The other royalty agreement requires the Company to pay 35% of its profits to the developer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence,

demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 6/30/22
Office Equipment	3-5	31,826	(31,560)	-	266
Computer Equipment	3-5	68,486	(34,264)	-	34,222
Vehicle	10	137,357	(55,528)	-	81,829
Furniture & Fixtures	7	17,032	(17,032)	-	-
Grand Total	**-**	**254,701**	**(138,383)**	**-**	**116,318**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, July 1, 2020	165,000	$0.11
Granted	-	$-
Exercised	-	$-
Forfeited	-	$-
Total options outstanding, June 30, 2021	165,000	$0.11
Granted	-	$-
Exercised	-	$-
Forfeited	(100,000)	$0.11
Total options outstanding, June 30, 2022	65,000	$0.11
Options exercisable, June 30, 2022	48,750	$0.11

	Nonvested Options	Weighted Average Fair Value
Nonvested options, July 1, 2020	123,750	$-
Granted	-	$-
Vested	(41,250)	$0.11
Forfeited	-	$-
Nonvested options, June 30, 2021	82,500	$-
Granted	-	$-
Vested	(66,250)	$0.065
Forfeited	-	$-
Nonvested options, June 30, 2022	16,250	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and

California. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2022	2021
Deferred tax assets:		
R&D Credits	541,076	514,165
Net operating loss carryforwards	-	-
Total	541,076	514,165
Deferred tax liabilities:		
Property and Equipment	23,312	17,714
Total	23,312	17,714
Less: Valuation Allowance		
Net deferred tax asset (liability)	517,764	496,451

The provisions for income taxes consist of the following components:

	2022	2021
Current	-	-
Change in deferred asset	(21,313)	(11,473)
Total Provision for Expense/(Benefit)	(21,313)	(11,473)

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2022	2021
Income (Loss) before federal income tax expense	167,448	168,766
Federal statutory income tax at 21%	35,164	35,441
Non-deductible expenses	220	1,703
Effect of state income taxes, net of federal benefit	11,694	11,786
Non-taxable/Deductible unrealized (gains)/losses	22,199	(8,106)
PPP Loan Forgiveness	(26,706)	
Tax Credits	(41,147)	(40,824)
Non-taxable reversal of equity-based compensation expense	(1,424)	
Change in Deferred Tax Asset	(21,313)	(11,473)
Total Provision for Expense/(Benefit)	(21,313)	(11,473)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental

guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company pays the CEO's family trust rent for office space in their home resulting in $48,000 per year in 2021 and 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On December 12, 2017, the Company entered into a loan agreement with U.S. Bank for $124,750 to finance the purchase of a vehicle that is driven primarily by the CEO. The final payment of which will be made in December of 2023. The loan accrues interest at 1.49% annually. The balance of the loan was $32,329 as of June 30th, 2022.

The Company was a party to two SBA PPP loans during the periods under review. The loans accrued interest at 1%. One of the loans was fully forgiven in 2021 resulting in the Company recognizing other income of $108,028 in 2021. The second loan was fully forgiven in 2022 resulting in the Company recognizing other income of $95,435 in 2022.

See Note 7 – Subsequent Events for details of SAFE agreements entered into after June 30th, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$32,329
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 9,500,000 shares of common stock with a par value of $0.00053 per share, consisting of 9,000,000 shares of Class A Common Stock and 500,000 shares of Class B Common Stock. The Company had 4,322,099 Class A Common Stock issued and outstanding and 487,630 Class B Common Stock issued and outstanding as of June 30th, 2022.

Voting: Class A and B Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 500,000 preferred shares with a par value of $0.001 per share. There were no shares issued or outstanding as of June 30th, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of June 30th, 2022, no dividends had been declared.

See Note 7 – Subsequent Events for details of equity restructuring that occurred after June 30th, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 12, 2023, the date these financial statements were available to be issued.

The Company received a second $100,000 milestone payment for development of features in a game pursuant to an agreement with a crypto technology platform provider. Two milestones remain outstanding, which have a material risk of not occurring because of the instability of the crypto industry.

The Company expects to receive a bit more than $100,000 net of fees for the Employee Retention Credit.

The Company received a one-time payment of $120,973 for settlement of a class action lawsuit in March of 2023.

Simple Agreements for Future Equity (SAFE) - The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $450,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during qualified financing or change of control at a valuation cap of $10,000,000 and no stated discount.

In order to create more shares at a lower per share price, create non-voting common stock for a future stock option plan, and to use a more standard par value, the Company decided to restructure its equity structure. The Company combined the Class A and Class B Common Shares into Class B Voting Common Stock, of which a total of 37,000,000 were authorized, and executed a 3-for-1 stock split to existing shareholders increasing issued and outstanding stock from 4,809,729 to 14,429187. The Company also authorized 3,000,000 Class A Non-Voting Common Stock, of which none were issued or outstanding, and 10,000,000 Preferred Stock authorized, of which none were issued or outstanding. The Company changed the par value of all shares to $0.00001 per share. The total options issued increased to 1,023,000 options of Class B Common Voting Shares for the current option holders. The restructuring does not affect the current financing round as the SAFE holders will receive shares based on ownership percentage and are protected from dilution from share issuance to employees because their ownership interest is defined by the valuation set by the next outside round at the specified valuation cap.